UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

OSHKOSH CORPORATION

(Name of Subject Company)

OSHKOSH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688239201

(CUSIP Number of Class of Securities)

Bryan J. Blankfield

Executive Vice President, General Counsel and Secretary

Oshkosh Corporation

2307 Oregon Street

P. O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Patrick G. Quick John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Oshkosh Corporation, a Wisconsin corporation (the “Company”), with the Securities and Exchange Commission on October 26, 2012.  The Statement relates to the unsolicited tender offer by IEP Vehicles Sub LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) at a price of $32.50 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 6.         Interest in Securities of the Subject Company.

Item 6 of the Statement is hereby amended and supplemented by adding the following disclosure:

As previously disclosed, on November 16, 2012, the Company announced that it planned to repurchase up to $300 million of shares of Common Stock over the next 12 to 18 months, with at least $75 million to be repurchased over the next three months (the “Share Repurchase Plan”).

To effectuate a portion of the Share Repurchase Plan, on November 20, 2012, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with a third party pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.  Repurchases under the Purchase Agreement are subject to specified parameters and certain price, market volume and timing constraints, as specified in the Purchase Agreement. Accordingly, there is no guarantee as to the exact number of shares of Common Stock that will be repurchased under the Purchase Agreement.

The table below sets forth information regarding all of the repurchases effected pursuant to the Share Repurchase Plan from November 20, 2012 through November 23, 2012:

Transactions by the Company

Name	Date	No. of Shares	Price Per Share (1)(2)	Price Range (1)(2)	Transaction Description
Oshkosh Corporation	11/20/2012	98,000	$29.47	$28.38-$29.91	Issuer open market purchase
Oshkosh Corporation	11/21/2012	70,000	$30.38	$29.75-$30.90	Issuer open market purchase
Oshkosh Corporation	11/23/2012	50,562	$31.23	$30.92-$31.65	Issuer open market purchase

(1)                                 Shares were acquired in multiple transactions each day at prices within the price range set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)                                 Excluding commissions.

In addition to share repurchases effected by the Company under the Share Repurchase Plan, the Company’s Chief Executive Officer, Charles L. Szews, purchased 12,000 shares of Common Stock in open market transactions on November 21, 2012.

The table below sets forth information regarding Mr. Szews’ share purchase:

Transactions by Executive Officers and Directors

Name	Date	No. of Shares or Options	Price Per Share (1)	Transaction Description
Charles L. Szews	11/21/2012	12,000	$30.242	Acquisition-Open market purchase

(1)           Represents weighted average price. Individual sales by lot ranged from $30.23 to $30.25.

2

FORWARD-LOOKING STATEMENTS

This communication contains statements that the Company believes to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial position, business strategy, targets, projected sales, costs, earnings, capital expenditures, debt levels and cash flows, and plans and objectives of management for future operations, are forward-looking statements. When used in this communication, words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “project” or “plan” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond the Company’s control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the cyclical nature of the Company’s access equipment, commercial and fire & emergency markets, especially in the current environment where there are conflicting signs regarding the future global economic outlook; the expected level and timing of the U.S. Department of Defense (DoD) procurement of products and services and funding thereof; risks related to reductions in government expenditures in light of U.S. defense budget pressures and an uncertain DoD tactical wheeled vehicle strategy; the ability to increase prices to raise margins or offset higher input costs; increasing commodity and other raw material costs, particularly in a sustained economic recovery; risks related to the Company’s exit from its ambulance business, including the amounts of related costs and charges; risks related to facilities consolidation and alignment, including the amounts of related costs and charges and that anticipated cost savings may not be achieved; the duration of the ongoing global economic weakness, which could lead to additional impairment charges related to many of the Company’s intangible assets and/or a slower recovery in the Company’s cyclical businesses than Company or equity market expectations; the potential for the U.S. government to competitively bid the Company’s Army and Marine Corps contracts; risks related to the collectability of receivables, particularly for those businesses with exposure to construction markets; the cost of any warranty campaigns related to the Company’s products; risks related to production or shipment delays arising from quality or production issues; risks associated with international operations and sales, including foreign currency fluctuations and compliance with the Foreign Corrupt Practices Act; risks related to actions of activist shareholders, including the amount of related costs; the Company’s ability to successfully execute on its strategic road map and meet its long-term financial goals; risks and uncertainties associated with the pending tender offer for shares of Common Stock, the outcome of any litigation related to the offer or any other offer or proposal, and the Board’s recommendation to the shareholders concerning the offer or any other offer or proposal. Additional information concerning these and other factors is contained in the Company’s filings with the Securities and Exchange Commission. All forward-looking statements speak only as of the date of this communication. The Company assumes no obligation, and disclaims any obligation, to update information contained in this communication. Investors should be aware that the Company may not update such information until the Company’s next quarterly earnings conference call, if at all.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer for shares of Common Stock commenced by IEP Vehicles Sub LLC and Icahn Enterprises Holdings L.P., the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SHAREHOLDERS OF OSHKOSH ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov.  These materials are also available without charge on the Company’s website at www.oshkoshcorporation.com.  In addition, copies of these materials may be requested from the Company’s information agent, Innisfree M&A Incorporated, toll-free at (877) 750-9499.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Company’s 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”). On November 19, 2012, the Company filed a preliminary proxy statement with the SEC in connection with the solicitation of proxies for the 2013 Annual Meeting.  Prior to the 2013 Annual Meeting, the Company will furnish a definitive proxy statement to its shareholders (the “2013 Proxy

3

Statement”), together with a WHITE proxy card.  SHAREHOLDERS ARE URGED TO READ THE 2013 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these potential participants and their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement for the 2013 Annual Meeting and will be set forth in the 2013 Proxy Statement and other materials to be filed with the SEC in connection with the 2013 Annual Meeting.

Shareholders will be able to obtain, free of charge, copies of the 2013 Proxy Statement and any other documents (including the WHITE proxy card) filed by the Company with the SEC in connection with the 2013 Annual Meeting at the SEC’s website (http://www.sec.gov), at the Company’s website (http://www.oshkoshcorporation.com) or by writing to Ms. Margaret Wacholtz, Oshkosh Corporation, P.O. Box 2566, Oshkosh, Wisconsin, 54903-2566. In addition, copies of the proxy materials, when available, may be requested from the Company’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or toll-free at (877) 750-9499.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OSHKOSH CORPORATION

By:	/s/ Charles L. Szews
	Name:	Charles L. Szews
	Title:	Chief Executive Officer

Dated:  November 27, 2012

5